SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

STEVEN B. BOEHM

DIRECT LINE: 202.383.0176

E-mail: steven.boehm@sutherland.com

June 6, 2016

Via EDGAR

Dominic Minore, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Sierra Total Return Fund

Registration Statement on Form N-2 Filed on February 12, 2016

File Nos. 333-209496; 811-231137

Dear Mr. Minore,

On behalf of the Sierra Total Return Fund (the “Fund”), set forth below are the Fund’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) to the Fund on March 11, 2016, with respect to the Fund’s registration statement on Form N-2 (the “Registration Statement”) filed with the SEC on February 12, 2016. The Staff’s comments are set forth below and are followed by the Fund’s responses. Where revisions to the Registration Statement are referenced in the responses set forth below, such revisions have been included in Pre-Effective Amendment No. 1 to the Registration Statement filed on May 27, 2016.

Registration Statement

Outside Front Cover

Comment:

1.	The disclosure appearing on the outside front cover states that the Fund is offering multiple classes of shares. However, the disclosure appearing on page 5 also states that the Fund will apply for exemptive relief from the SEC permitting the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal charges. Accordingly, in your response letter, please discuss the Fund’s plans to delay any request to accelerate the effectiveness of its registration statement, which currently contemplates the offering of multiple classes of shares and the imposition of asset-based distribution fees and early-withdrawal charges, until such time as the Fund has received the required exemptive relief.

ATLANTA	AUSTIN	GENEVA	HOUSTON	LONDON	NEW YORK	SACRAMENTO	WASHINGTON D.C.

June 6, 2016

Response: The Fund intends to file a request for exemptive relief, which is routinely granted to registered closed-end funds, to permit it to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal charges. Rather than delay its request for effectiveness of its registration statement, the Fund will undertake to sell one class of shares (the Fund’s Class C shares) unless and until the multi-class exemptive relief is granted. The Fund has revised its disclosure accordingly.

2.	Disclose that the Fund’s investment adviser, Sierra Total Return Fund Advisors LLC, (the “Adviser”) is a newly formed investment adviser that has no experience managing a registered closed-end investment company.

Response: The Fund has revised its disclosure on page 1 of the Registration Statement.

3.	The disclosure on page 22 states that the Fund has no minimum asset threshold that must be satisfied “prior to launch.” The fact that the Fund is not required to raise a minimum amount of proceeds from this offering in order to commence operations should also be disclosed in the “Securities Offered” section of the outside front cover. In an appropriate place in the “Prospectus Summary,” please disclose the estimated minimum dollar amount of capital that must be raised by the Fund which would enable it to sustain viable operations with a reasonable chance of attaining its investment objective.

Response: The Fund has added requested disclosure on the front cover page. With respect to the request to include minimum asset threshold, the Fund respectfully advises the Staff on a supplemental basis that any such disclosure would be speculative as the Fund is not in the position to know with any level of certainty what that figure would be. The Fund also notes that similar funds that have also indicates that there is no minimum asset threshold to sustain viable operations have not added the additional disclosure requested by the Staff.

4.	Expand the “Securities Offered” section to indicate how frequently closings and corresponding net asset value (“NAV”) determinations will occur with respect to purchasing the Fund’s shares.

Response: The Fund has revised its disclosure on the front cover page of the Registration Statement.

June 6, 2016

5.	Under the “Use of Leverage” heading, briefly identify each type of “Private Investment Funds” in which the Fund may principally invest.

Response: The Fund has revised its disclosure on the front cover page of the Registration Statement.

6.	The disclosure under “Use of Leverage” states that the Fund may employ leverage in an amount of up to 33% of the Fund’s assets, but also states that the Fund may invest in investment vehicles which may themselves incur levels of leverage without limit. Accordingly, in the last sentence of this section, clarify that the Fund could be effectively leveraged in an amount far greater than the 33% limit identified in the first sentence.

Response: The Fund respectfully advises the Staff on a supplemental basis that its investment strategy currently does not contemplate employing leverage. Accordingly, the Fund has revised its disclosure in the Registration Statement to reflect this strategy (see e.g., outside front cover). With respect to Staff’s comment regarding the effective impact of leverage on the Fund as a result of the Fund’s investment in vehicles that themselves employ leverage, the Fund has addressed that impact on pages 2 and 18 of the Registration Statement.

7.	Please provide greater prominence to the information currently contained in the third and fifth sentences of the fifth bullet point by presenting that information as individual bullet points. Also, please change the word “transfer,” currently appearing in the fifth bullet, to the word “invest.”

Response: The Fund has revised its disclosure on the front cover page of the Registration Statement.

8.	Please also present the following disclosure in bullet point format and in bold type:

•	The amount of distributions that the Fund may pay, if any, is uncertain.

•	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, borrowings, and amounts from the Fund’s affiliates that are subject to repayment by investors.

Response: The Fund has revised its disclosure on the front cover page of the Registration Statement.

June 6, 2016

9.	Add a pricing table containing the information and in the format required by Item 1.g of Form N-2. Any commissions paid by other persons and other consideration should be noted and briefly described in a footnote to the pricing table. This would include, but not be limited to, the payments described in the second paragraph under the “Plan of Distribution.” In this regard, see Instruction 2 to Item 1.g of Form N-2, and the reference therein to the term “commissions” as defined in paragraph 17 of Schedule A of the Securities Act of 1933 (the “Securities Act”).

Response: The Fund has revised its disclosure on the front cover page of the Registration Statement.

10.	A footnote to the pricing table should also include disclosure setting forth the net per share and total proceeds to the Fund, after the payment of expenses of issuance and distribution and sales load. In this regard, see Instruction 6 to Item 1.g of Form N-2. Also disclose that the payment of expenses of issuance and distribution, although payable by the Fund are indirectly paid by investors in this offering and will immediately reduce the NAV of each share purchased in this offering.

Response: The Fund has revised its disclosure on the front cover page of the Registration Statement.

11.	In your response letter, please confirm that all of the information that precedes the section captioned “Table of Contents” will appear on the outside front cover of the Registration Statement in at least 10-point type.

Response: The Fund confirms that the information preceding the “Table of Contents” will appear on the outside front cover of the Registration Statement in at least 10-point type.

Table of Content (page i)

12.	Add a “Table of Contents” entry that identifies the “Fund Expenses” section that begins on page 9.

Response: The Fund has revised its disclosure on page (i) of the Registration Statement.

Investment Objectives and Policies (page 1)

June 6, 2016

13.	Please expand the disclosure appearing in the first paragraph on page 2 to disclose whether the Fund plans to issue preferred shares within twelve months of the effectiveness of its registration statement. If the Fund is contemplating such an offering of preferred shares, then, in appropriate sections of the Registration Statement, add applicable risk factor, fee table and description of securities disclosure.

Response: The Fund has revised its disclosure on page 2 of the Registration Statement. The Fund hereby confirms that it does not plan to issue preferred shares within twelve months following the effectiveness of its registration statement.

14.	With respect to the Fund’s derivatives disclosure, please refer to the Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010), especially as it pertains to providing a tailored discussion that is meaningful to investors. In this regard, the risk disclosure should be expanded to identify the specific types and be presented in the context of the derivatives in which the fund expects to principally invest.

Response: The Fund respectfully notes that, as indicated in the Registration Statement, it has the flexibility to invest in a variety of derivative instruments. The Fund currently has no plans to enter into any specific type of derivative transaction. The Registration Statement contains disclosure regarding various derivatives instruments that the Fund may use as part of its principal investment strategies, as well as the associated purposes of such use. In addition, the Fund has included risk disclosure that describes the potential risks associated with derivative transactions. See “Leverage Risk” on pages 26 and 27 of the Registration Statement. The Fund respectfully believes that the current disclosure regarding the Fund's potential use of derivatives addresses the observations and concerns noted in the letter from the Division of Investment Management to the ICI regarding derivatives-related disclosure by investment companies. To the extent the Fund enters into a derivative transaction, it hereby undertakes to expand upon its disclosure regarding the specific type of derivative transaction entered into, including the particular risks associated therewith.

Management and Incentive Fees (page 4)

15.	Expand the disclosure to provide the Fund’s definition of “gross assets.”

Response: The Fund respectfully advises the Staff on a supplemental basis that has revised the disclosure to refer to its “total assets” instead of “gross assets,” and has made it clear that even assets acquired through any borrowings would be included in that definition.

Share Classes (page 5)

June 6, 2016

16.	We note the cross-reference here, and elsewhere in the Registration Statement, to a section captioned “Summary of Fund Expenses.” However, we are unable to locate that section of the Registration Statement. Please reconcile the disclosure.

Response: The correct cross-reference should be to the section entitled “Fund Expenses.” The Fund has revised its disclosure on page 6 of the Registration Statement.

Summary of Risks (page 6)

17.	Expand the tenth and eleventh bullet risk disclosure to clarify that the Private Investment Funds, Public Investment Funds, BDCs, Non-Traded BDCs, as well as other of the Fund’s investments, charge commissions, fees and expenses, and that their investment managers receive asset-based fees and incentive fees, all of which are paid by their investors and, therefore, indirectly paid by investors in the Fund. In this regard, please disclose the amount of asset-based fees and incentive fees that are typically paid; for example, 2% and 20%, respectively. Clarify that these fees are in addition to the management fee and incentive fee that the Adviser will receive from the Fund, which are also indirectly paid by investors in the Fund. Further disclose that there are other fees and expenses paid by the Fund and its underlying investments that are indirectly borne by investors in the Fund, as described in the “Fund Expenses” section of the Registration Statement.

Response: The Fund has revised its disclosure on page 7 of the Registration Statement, except as it relates to the inclusion of a typical level of such fees. The Company advises the Staff on a supplemental basis that it believes the disclosure adequately reflects the fact that such fees are borne by shareholders, and that given the wide range of fee levels that exist in the marketplace any suggestion that a typical fee structure is prevalent would be speculative.

18.	Will the Fund invest in funds that are “fund-of-funds?” If so, also disclose that the Fund will pay a third layer of fees in the event that it invests in a fund that is itself a “fund-of-funds.”

Response: The Fund respectfully advises the Staff on a supplemental basis that it does not intend to invest in funds that are “funds-of-funds.”

19.	Will any of the funds in which the Fund invests be subject to “carried interests?” If so, please provide additional relevant disclosure regarding “carried interests”.

Response: The Fund has revised its disclosure on page 7 of the Registration Statement.

20.	In the fourteenth bullet point, disclose the below investment grade securities are known as “junk’ and “high risk.”

Response: The Fund has revised its disclosure on page 8 of the Registration Statement.

Fund Expenses (page 9)

June 6, 2016

21.	We note that most of the information in the “Fund Expenses” table and example presentations is incomplete. Please provide us with the details of the Fund’s fees, expenses and example presentations as soon as they are available.

Response: The Fund acknowledges the Staff’s comment and undertakes to provide the Staff with the complete details of the Fund’s fees, expenses and example presentations as soon as they are available.

22.	Please expand the disclosure contained in footnote (2) to clarify that all of the fee and expenses described therein for which the Fund will be responsible are included in the “Offering Expenses” line item percentage values.

Response: The Fund has revised its disclosure in footnote (2) on page 10 of the Registration Statement.

23.	Disclose the level of Fund assets under management that are assumed when estimating the level of fees and expenses that are being presented in the Fund’s “Fund Expenses” presentation. Also, in your response letter, please indicate the basis for selecting that particular level of assets under management; that is, why is it appropriate to assume that the Fund will be able to attract that particular level of investment during the first 12 months of the continuous offering of its shares.

Response: The Fund respectfully advises the Staff on a supplemental basis that its good faith projections of projected capital raising activity, which also include input from the Fund’s distributor and dealer manager.

24.	The disclosure contained in footnote (4) states that the Management Fee is calculated and payable monthly in arrears at the annual rate of [ ]% of the Fund’s average gross assets during such period. Based on the disclosure appearing elsewhere in the Registration Statement, it appears that the word “daily” should be inserted after the word “average.” In this regard, please provide a precise definition of the “Fund’s average daily gross assets.”

Response: The Fund respectfully advises the Staff on a supplemental basis that it has revised the disclosure to refer to its “total assets” instead of “gross assets”, and has revised its disclosure in footnote (4) on page 10 of the Registration Statement to provide a precise definition of such term as requested.

June 6, 2016

25.	Since the Fund expects to use leverage during the first 12 months of its operations, it would appear that the Management Fee expressed as a percentage of net assets attributable to shares would be greater than the contractual rate of the Management Fee. In a footnote to the “Fund Expenses” table, please explain how the Management Fee, when presented as a percentage of net assets attributable to shares, is calculated using the annual rate of [ ]% of the Fund’s average daily gross assets under the Fund’s investment management agreement.

Response: The Fund respectfully advises the Staff on a supplemental basis that its investment strategy currently does not contemplate employing leverage. Accordingly, the fees disclosed in the “Fund Expenses” table accurately reflect the fees payable by shareholders.

26.	Please insert next to “Incentive Fees,” the maximum permissible percentage amount that may be paid as an incentive fee. Also, delete the word “None” from the “Incentive Fees” line item presentation.

Response: The Fund respectfully advises the Staff on a supplemental basis its disclosure of “None” under Incentive Fees is consistent with that of similar funds, and as explained in footnote 5 to the table, it is also consistent with the disclosure requirements of the fee table as well as the Fund’s projections.

27.	Expand the disclosure contained in footnote (6) to clarify that all fees and expenses with respect to borrowing money and, if applicable, issuing and servicing debt securities and/or preferred stock, will be indirectly borne by the shareholders of the Fund’s shares. In this regard, disclose whether the Fund plans to issue debt securities and/or preferred during the next twelve months and, if it does, add an applicable fee table and example disclosure reflecting the cost of issuing and servicing debt securities and/or preferred stock.

Response: The Fund has revised the disclosure in footnote (6) on page 11 of the Registration Statement. The Fund does not currently intend to issue debt securities and/or preferred shares within the twelve months following the effectiveness of its registration statement. If it does, it will add an applicable fee table and example disclosure to its prospectus or prospectus supplement.

28.	The disclosure contained in footnote (1) indicates that the dealer manager fee is included in the amount presented as the “Maximum Sales Load” in the “Fund Expenses” table. Therefore, it appears that the “Dealer Manager Fee” should be deleted as a separate fee table line item.

Response: The Fund has revised the “Fund Expenses” table to specify that the “Dealer Manager Fee” line item referred to in the Staff’s comments is a separate annual fee. To that end, the line item is called the “Annual Dealer Manager Fee.”

Use of Proceeds (page 12)

June 6, 2016

29.	The disclosure states that, during the period before the Fund has fully invested the proceeds of the offering in accordance with its investment objective and policies, the Fund’s distributions during this period may consist, in whole or in part, of a return of capital. Clarify, if true, that the distributions by the Fund consisting, in whole or in part, of a return of its shareholders’ capital could occur even after the Fund is fully invested.

Response: The Fund respectfully advises the Staff on a supplemental basis that the requested disclosure is currently included in various parts of the Registration Statement, including in the “Risk Factors” section. See “Distribution Policy Risk.” The disclosure highlighted by the Staff is intended to address the early stages of the Fund’s life, before it has any meaningful scale. As a result, the Fund respectfully believes that the additional disclosure is not necessary in this particular section of the Registration Statement.

30.	In the last sentence of this section, please clarify that when invested capital is returned to shareholder in a distribution by the Fund, the reduction by the Fund’s fees and expenses, as well as the applicable sales load, is non-refundable to its shareholders.

Response: The Fund has revised its disclosure on page 13 of the Registration Statement.

Other Information Regarding Investment Strategy (page 15)

31.	Expand the disclosure appearing in the fourth paragraph to highlight the types of transactions in which the Fund will be permitted to co-invest alongside affiliates of the Adviser in privately negotiated transactions without obtaining an exemptive order from the SEC.

Response: The Fund has expanded its disclosure on page 17 of the Registration Statement.

Business Development Companies (page 18)

32.	The disclosure states that “a BDC is a form of investment company that is required to invest at least 70% of its total assets in securities (typically debt) of private companies, thinly traded U.S. public companies, or short-term high quality debt securities.” Amplify the disclosure to indicate that the credit quality of the debt securities in which BDCs invest is typically referred to as “junk” and “high risk.”

Response: The Fund respectfully advises the Staff on a supplemental basis that its investment strategy has been updated since its initially filing and there is no longer an emphasis on business development companies in particular. Accordingly, the sub-section referred to in the Staff’s comment is no longer included. Disclosure regarding the Fund’s possible investment in any business development companies is included in sections of the Registration Statement that discuss its strategy to invest in “Public Investment Funds.” Moreover, the risks associated with any such investments are addressed in the “Risk Factors” section of the Registration Statement. See, e.g., “Public Investment Funds Risk” and “Below Investment Grade Instruments Risks.”

June 6, 2016

33.	The disclosure also states that “public BDCs usually trade at a discount to their net asset value because they invest in unlisted securities and have limited access to capital markets.” Expand the disclosure to identify the other material reasons why shares of publicly-traded BDCs usually trade a discount to net asset value.

Response: The Fund respectfully advises the Staff on a supplemental basis that its investment strategy has been updated since its initially filing and there is no longer an emphasis on business development companies in particular. Accordingly, the disclosure referred to in the Staff’s comment is no longer included. Moreover, the Fund also believes that any such disclosure would be speculative and has limited similar disclosure in the Registration Statement to the statement of fact (i.e., that publicly traded funds may trade at a discount to NAV) with no reference to the reason behind such discounted trading.

Private Investment Funds (page 20)

34.	In the last sentence of this section, please clarify that the Fund will invest not more than 15% of its total assets in Private Investment Funds that are commonly known as hedge funds and private equity funds, which would be required to register as investment companies but for an exemption under Section 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940 (the “ICA”).

Response: The Fund respectively advises the Staff on a supplemental basis that it will respond to this comment following the completion of its discussions with the Staff.

Collateralized Debt Obligations (page 20)

35.	Disclose the maximum amount of assets that the Fund intends to invest in CDOs and CLOs.

Response: The Fund respectfully advises the Staff on a supplemental basis that any such disclosure would be speculative. As disclosed throughout the Registration Statement, the Fund’s investment strategy will entail a balanced allocation among four distinct asset strategies. The Fund has not, however, implemented any minimum or maximum level of investment in any particular class of assets.

June 6, 2016

36.	Clarify the Fund’s plans to invest in securities representing “the most senior tranche” with “the highest investment-grade rating (AAA by S&P, Aaa by Moody’s and/or AAA by Fitch).” If the Fund has no plans to invest a material amount of its assets in such securities, then please delete from the Registration Statement references those investment categories.

Response: The Fund respectfully advises the Staff on a supplemental basis that it believes that the disclosure referred to by the Staff is factual in nature. The complete sentence reads as follows:

A collateralized debt obligation is a form of securitization vehicle that issues debt securities in several tranches with different levels of seniority. The most senior tranche generally will attract the highest investment-grade rating (AAA by S&P, Aaa by Moody’s and/or AAA by Fitch), with the more junior, subordinated tranches attracting successively lower ratings. (Emphasis added).

As disclosed throughout the Registration Statement, the Fund’s investment strategy will entail a balanced allocation among four distinct asset strategies. The Fund has not, however, implemented any minimum or maximum level of investment in any particular class of assets. As the Fund intends to maintain a degree of flexibility in the manner in which it implements its investment strategy, it cannot state with any level of certainty that it will invest in “the most senior tranche” or “more junior” tranches of collateralized debt obligations. The disclosure referred to by the Staff covers both possibilities, and both reflect factual statements.

37.	Expand the disclosure contained in the first paragraph to state that securities either rated below investment grade, or unrated securities possessing similar credit characteristics as below investment grade securities, are known as “junk” and “high risk” securities. In this regard, disclose whether there is any limit on the Fund’s ability to invest in “junk” securities.

Response: The Fund respectfully advises the Staff on a supplemental basis that it believes that it has adequately disclosed the risks associated with below investment grade rated securities. To that end, the Fund has a risk factor entitled “Below Investment Grade Instruments Risk” on page 32 of the Registration Statement and also refers to below investment grade instruments, including that they are referred to as “junk,” on page 8 of the Registration Statement.

June 6, 2016

38.	The disclosure contained in this section, as well as in the next section under “Collateralized Loan Obligations,” states that Fund may invest in tranches of CDOs that are ”subordinate to other tranches” and that it may also invest in the “lower tranches” of CLOs. Disclose whether there is any limitation on the amount of Fund assets that may be invested in these tranches. Also disclose the heightened level of risk presented by such investments; for example, that they typically would be required to absorb all of the losses and expenses of the investment before the more senior tranches would be required to do so.

Response: The Fund has revised the disclosure accordingly on page 21 of the Registration Statement.

Co-Investment Restrictions (page 41)

39.	The disclosure contained in the third paragraph describes certain investment activities where the Fund may invest “alongside the Adviser’s and its affiliates’ other clients, including other entities they manage, which are referred to as affiliates’ other clients.” However, the disclosure appearing in the last sentence of the third paragraph states that there can be no assurance that such investment opportunities will be allocated to the Fund fairly or equitably either in the short-term or over time. Accordingly, please clarify how the Adviser will be able to discharge its fiduciary obligations to the Fund through the implementation of such an investment allocation policy.

Response: The Fund has revised its disclosure on page 42 of the Registration Statement.

Non-Diversification Risk (page 43)

40.	Clarify, if true, that the diversification requirements that the Fund intends to satisfy in order to qualify as a RIC are less stringent than the diversification requirements imposed under the ICA in order for the Fund to qualify as a diversified investment company.

Response: The Fund has revised its disclosure on page 45 of the Registration Statement..

Plan of Distribution (page 61)

41.	The disclosure contained in the second paragraph should instead be presented under a caption entitled “Additional Broker and Dealer Compensation.” Also, expand the disclosure contained in the second paragraph to state the maximum permissible amount of the Additional Compensation that could be paid. Further clarify that the Adviser also benefits when the payment of Additional Compensation results in increased assets under management and a corresponding increase in its management fees.

Response: The Fund has revised the disclosure on page 68 of the Registration Statement.

June 6, 2016

42.	File, as exhibits to the Registration Statement, all arrangements governing the payment of compensation currently described in the “Plan of Distribution” section.

Response: The Fund will file the exhibits as requested.

43.	The disclosure states that, prior to the initial public offering of shares, the Adviser will have purchased shares from the Fund in an amount satisfying the net worth requirements of Section 14(a) of the ICA. In this regard, please disclose the dollar amount of shares that the Adviser will purchase from the Fund.

Response: The Fund will address this disclosure in a future filing.

Statement of Additional Information

Fundamental Policies (page 1)

44.	The seventh enumerated fundamental policy permits the Fund to lend its portfolio securities. In a separately captioned “Securities Lending” section, please highlight the characteristics and risks of securities lending. The discussion should disclose that the costs of securities lending do not appear in the Fund’s fee table and disclose, if true, that the Fund bears the entire risk of loss on any reinvested collateral received in connection with securities lending. Disclose how any additional income earned on securities lending is typically split. Identify the maximum amount of the Fund’s assets that can be invested in securities lending. Also state that the Fund’s Board of Trustees has a fiduciary obligation to recall a loan in time to vote proxies if it has knowledge that a vote concerning a material event regarding the securities will occur.

Response: The Fund respectfully advises the Staff on a supplemental basis that it has removed “loaning portfolio securities” from its list of permitted activities. Therefore, the disclosure requested by the Staff should no longer be necessary.

Valuation of Derivative Instruments (page 7)

45.	The disclosure states that the Fund will seek to value financial instruments on a mark-to-market basis, but may also rely on the instrument’s notional value or upon valuations provided by third party pricing services, subject to the approval of the Board. Briefly highlight the circumstances under which the Fund would value a derivative instrument based on its notional value.

Response: The Fund has revised its disclosure on page 6 of the Statement of Additional Information.

June 6, 2016

Trustees (page 22)

46.	Please complete the table to provide all of the information, and in the format, required by Item 18.2 of Form N-2.

Response: The Fund will update the table at such time that all of the trustees are identified.

47.	Disclose any family relationship between Seth Taube and Brook Taube.

Response: The Fund has revised its disclosure on page 22 the Statement of Additional Information.

Biographical Information (page 23)

48.	For each independent trustee, please ensure that the disclosure to be provided briefly identifies the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a trustee for the Fund at the time that the disclosure is made, in light of the Fund’s business and structure. See Item 18.17 of Form N-2. In this regard, in the context of Mr. Tonkel’s biographical information, please disclose what, specifically, led to the conclusion that he should serve as a trustee for the Fund.

Response: The Fund respectfully advises the Staff on a supplemental basis that Mr. Tonkel will serve as the President of the Fund, but will not be a member of the Board of Trustees.

49.	Please disclose all of the other information required by Item 18 of Form N-2 in the next submission of the registration statement.

Response: The Fund has revised its disclosure on pages 23 and 24 the Statement of Additional Information.

Signatures

50.	Prior to effectiveness of the registration statement, the Fund must have a board of trustees whose composition complies with the applicable provisions of the ICA. Also, please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement be signed by a majority of the Fund’s Board of Trustees.

Response: The Fund intends to have a board of trustees whose composition complies with the applicable provisions of the ICA prior to the effectiveness of the registration statement. The Fund notes the signature requirements as requested.

*       *       *       *       *

June 6, 2016

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0176, Harry S. Pangas at (202) 383-0805 or Payam Siadatpour at (202) 383-0278.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Harry S. Pangas

Payam Siadatpour